Exhibit 99.1

Color Star Technology Co., Ltd. Announces Entry into Agreement for
Registered Direct Placement of Approximately $22.1 Million Ordinary Shares and Warrants

New York, September 24, 2021 — Color Star Technology Co., Ltd. (“Color Star” or the “Company”) (NASDAQ: CSCW), an entertainment technology company with a global network that focuses on the application of technology and artificial intelligence (AI) in the entertainment industry, today announced that it has entered into a securities purchase agreement with certain institutional investors for a registered direct offering of ordinary shares and warrants. Each unit consists of one ordinary share and one warrant to purchase 0.7 ordinary share. The purchase price per unit is $0.70. The gross proceeds from the sale of the securities, before deducting placement agent fees and other estimated offering expenses payable by the Company, will be approximately $22.1 million. The Company will issue to the investors an aggregate of 31,624,924 ordinary shares and warrants to purchase an aggregate of 22,137,448 ordinary shares. The Company will also issue a warrant to purchase 948,747 ordinary shares to the placement agent. The investor warrants and placement agent warrants are initially exercisable at $1.00 per share.

The net proceeds from this offering will be used for general corporate and working capital purposes. The completion of the placement is expected to occur on or about September 28, 2021, subject to the satisfaction of customary closing conditions.

FT Global Capital, Inc. is acting as the exclusive placement agent in connection with the offering.

The securities described above are being offering by Color Star. pursuant to a registration statement on Form F-3 (File No. 333-236616) that was previously filed with the Securities and Exchange Commission (SEC) and declared effective on March 10, 2020. Such shares of common stock and warrants may be offered only by means of a prospectus, including a prospectus supplement. A prospectus supplement and accompanying prospectus related to the offering will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

For further information regarding this transaction, please see the Form 6-K to be filed with the SEC.

About Color Star Technology

Color Star Technology Co, Ltd. (Nasdaq CM: CSCW) is an entertainment and education company that provides online entertainment performances and online music education services. Its business operations are conducted through its wholly-owned subsidiaries Color China Entertainment Ltd. and CACM Group NY, Inc. The Company’s online education is provided through its Color World music and entertainment education platform. More information about the Company can be found at www.colorstarinternational.com.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantee of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the educational and training services market in China and other countries where CSCW conducts its business; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof unless required by applicable laws, regulations or rules.

For more information, please contact:

William Tu

Skyline Corporate Communications Group, LLC

One Rockefeller Plaza, 11th Floor

New York, NY 10020

Office: (646) 893-5835

Email: wtu@skylineccg.com